

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Via U.S. Mail and Fax (952) 828-8900

Todd N. Sheldon
Vice President, Legal Services and Corporate Secretary
Supervalu, Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

   Re: Supervalu, Inc.
      Form 10-K for the Fiscal Year Ended February 27, 2010
      Filed April 26, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed May 12, 2010
      File No. 001-05418

Dear Mr. Sheldon:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director